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                      SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM 12b-25

                        Commission File Number: 0-08718

                          NOTIFICATION OF LATE FILING

(CHECK ONE):

[  ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For Period Ended: June 30, 2001

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


PART I -- REGISTRANT INFORMATION

Full name of registrant: CT Holdings, Inc.

Address of principal executive office (Street and number)

3811 Turtle Creek Boulevard, Suite 770

City, state and zip code

Dallas, Texas 75219-4421



                     PART II
                RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[X]  (b)   The subject quarterly report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date; and

[ ]  (c)   The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.


                    PART III
                    NARRATIVE

State below in reasonable detail reasons why Form 10-QSB could not be filed within the prescribed period.

As previously disclosed, the Company is party to a legal proceeding filed by Janssen-Meyers Associates, L.P. ("JMA"). While the Company and JMA had reached a tentative settlement of the lawsuit (subject to final documentation and other conditions), the parties were unable to negotiate the final settlement documents and, therefore, the matter was not finally settled.

On March 27, 2001, the Court hearing the JMA lawsuit issued a Summary Order that denied JMA's motion to enforce the settlement term sheet and confirmed the prior dismissal of the lawsuit. The Court further ruled that JMA would either have to bring an action on the proposed settlement or move to re-open the dismissed case. The Court stated that it did not express any view with respect to the merits of the settlement that brought about the dismissal of the case.

In connection with the Company's efforts to settle the case, during 2000 the Company had recorded a reserve of approximately $1,912,500 as a nonrecurring charge related to the settlement of the litigation. Following the Court's Order, the Company is analyzing the reserve with its outside counsel and independent auditors to determine whether these recent material developments may affect the amounts reserved in connection with this litigation at quarter-end.

In addition, the Company is reviewing the accounting effects of its recent participation in the guaranty of its affiliate Parago's bridge loan under the equity method to determine its percentage of Parago's losses for the quarter ended June 30, 2001.

As a result, the Company is unable to complete its Form 10-QSB within the prescribed period without unreasonable effort and expense. The Company anticipates that it will file its Form 10-QSB within the next five days.

                     PART IV
                  OTHER INFORMATION
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  (1)  Name and telephone number of person to contact in regard to this notification

     Steven B. Solomon        (214)              520.9292
        (Name)           (Area Code)      (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [X]   Yes             [ ]  No


  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ]  Yes              [X]  No

  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  CT Holdings, Inc.
         (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2001            By: /s/ Steven B. Solomon

                    Steven B. Solomon
                    Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                    ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).